Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30

	2008	2007

A Net income as reported, Canadian GAAP ($ millions)	1,471.1	483.7
B Items adjusting net income ($ millions)	(27.4)	(25.3)
C Net income, US GAAP ($ millions)	1,443.7	458.4
D Weighted average number of shares outstanding	313,138,000	315,180,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	10,578,000	7,959,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	10,572,000	7,940,000

CANADIAN GAAP
Basic earnings per share (A/D)	4.70	1.53
Diluted earnings per share (A/(D+E))	4.54	1.50

UNITED STATES GAAP
Basic earnings per share (C/D)	4.61	1.45
Diluted earnings per share (C/(D+F))	4.46	1.42